September 05, 2006








RE:  PAR  Technology  Corporation
     Form 10-Q for the Fiscal Quarter Ended June 30, 2006
     File No. 001-09720



Dear Mr. Jason Niethamer:

We are in receipt of your comment letter dated September 5, 2006 and we would respectfully like to request an extension of time to respond by October 5, 2006. The additional time needed is for our independent accounting firm to complete their review process of our response.

Sincerely,


Ronald J. Casciano
---------------------
/s/Ronald J. Casciano
VP, C.F.O. & Treasurer